UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*

                           Executive TeleCard, Ltd.
______________________________________________________________________________
                               (Name of Issuer)

                         Common Stock $.001 Par Value
______________________________________________________________________________
                        (Title of Class of Securities)

                                  301601 10 0
             ____________________________________________________
                                (CUSIP Number)
   Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
      31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                            (011) (65) 838-2201 */
______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 17, 1996
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/ With a copy to: Phillip L. Spector, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036,
    (202) 223-7340.

                             SCHEDULE 13D

CUSIP NO.  301601 10 0                                   Page    2  of    Pages



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Singapore Telecommunications Limited
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                             (b) [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         WC
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [   ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

                      7   SOLE VOTING POWER
    NUMBER OF
     SHARES                     603,600 shares
BENEFICIALLY OWNED
 BY EACH REPORTING
     PERSON
      WITH
                      8   SHARED VOTING POWER

                               0 shares

                      9   SOLE DISPOSITIVE POWER

                              603,600 shares

                     10   SHARED DISPOSITIVE POWER

                              0 shares
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              603,600 shares
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.8%
14   TYPE OF REPORTING PERSON


              CO

                             SCHEDULE 13D

CUSIP NO.  301601 10 0                                   Page    3  of    Pages



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Temasek Holdings (Private) Limited
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         AF
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [  ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Singapore

                      7   SOLE VOTING POWER
    NUMBER OF
     SHARES                     603,600 shares
BENEFICIALLY OWNED
 BY EACH REPORTING
     PERSON
      WITH
                      8   SHARED VOTING POWER

                               0 shares

                      9   SOLE DISPOSITIVE POWER

                              603,600 shares

                     10   SHARED DISPOSITIVE POWER

                               0 shares
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           603,600 shares
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.8%
14   TYPE OF REPORTING PERSON

           HC

                    AMENDED SCHEDULE 13D 1/


ITEM 4.   PURPOSES OF TRANSACTION

          Item 4 is amended and restated in its entirety as follows:

          Singapore Telecom acquired 1,000,000 shares of Common Stock for $5,000,000 in a private placement by the Issuer on November 9, 1990. Singapore Telecom acquired these shares for investment purposes, and continues to hold shares of Common Stock for such purposes. As a result of stock splits, Singapore Telecom owned 1,464,100 shares of Common Stock as of May 23, 1994, at which time it commenced limited dispositions of shares of Common Stock.

          During the period May 23, 1994 through October 7, 1994, Singapore Telecom disposed of 151,100 shares of Common Stock. In August 1995, pursuant to a 10% stock dividend distributed by the Issuer, Singapore Telecom received 131,300 shares of Common Stock, bringing its total holding to 1,444,300 shares. During the period September 1, 1995 through December 12, 1995, Singapore Telecom disposed of 293,100 shares of Common Stock. During the period January 4, 1996 through April 10, 1996, Singapore Telecom disposed of 390,200 shares of Common Stock. In August 1996, pursuant to a 10% stock dividend distributed by the Issuer,
Singapore Telecom received 67,600 shares of Common Stock.   During the
period April 24, 1996 through September 19, 1996, Singapore Telecom disposed of 225,000 shares of Common Stock.

          Depending upon market conditions, Singapore Telecom's evaluation of the Issuer's business, and other factors, Singapore Telecom may continue to sell or otherwise dispose of shares of Common
Stock.   The Reporting Persons reserve the right, however, to acquire, hold, or dispose of securities of the Issuer to the extent deemed advisable in light of their investment policies, market conditions, developments in the Issuer's business, and other factors.

          Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

_________________

1/   Amending the Amended and Restated Schedule 13D dated December 20,
     1995.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) any act or course of conduct causing the Common Stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any act or course of conduct causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

          The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may deem appropriate.

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially owns or has the right to acquire shares of Common Stock of the Issuer. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended and restated in its entirety as follows:

          (a) Singapore Telecom owns of record and beneficially 603,600 shares of Common Stock of the Issuer. Temasek may be deemed to be the beneficial owner of such shares by reason of its ownership stake in Singapore Telecom. Such shares constitute approximately 3.8% of the Common Stock of the Issuer outstanding as of August 1, 1996 (based upon the information contained in the Issuer's Form 10-Q dated August 13, 1996).

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially owns or has the right to acquire shares of Common Stock of the Issuer.

          (b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer owned by it of record and beneficially. By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to have the power to direct the vote, or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by Singapore Telecom.

          (c) As noted under Item 4 above, during the period April 24, 1996 through September 19, 1996, Singapore Telecom disposed of 225,000 shares of Common Stock. Such dispositions amounted, in the aggregate, to approximately 1.4% of the Common Stock outstanding as of August 1, 1996 (based upon the information contained in the Issuer's Form 10-Q dated August 13, 1996).

          During the past sixty days, Singapore Telecom engaged in dispositions of shares of Common Stock as follows:

      DATE OF TRANSACTION
                                    NUMBER OF SHARES            PRICE PER SHARE
            8/20/96                         20,000                 $11.125
            9/03/96                         21,900                 $10.00
            9/04/96                          5,500                 $10.00
            9/17/96                         32,600                 $8.5575153
            9/18/96                         30,000                 $8.5847916
            9/19/96                         30,000                 $8.5061981


Each of these dispositions was effected in the open market.

          (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by Singapore Telecom.

          (e) On April 24, 1996, Singapore Telecom ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is amended and restated in its entirety as follows:

     Exhibit I -- Joint Filing Agreement dated October 7, 1996.




SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         SINGAPORE TELECOMMUNICATIONS LTD.



                         By:  /s/CHIA CHOON WEI
                            _____________________
                            Name:  Chia Choon Wei
                            Title: Vice President (International
                                   Network)

Dated:  October 7, 1996


                         TEMASEK HOLDINGS (PRIVATE) LTD.



                         By:  /s/ NG KIN MENG
                            ___________________
                            Name:   Ng Kin Meng
                            Title:  Company Secretary

Dated:  October 7, 1996

                        EXHIBIT INDEX


 Exhibit
   NO.

Exhibit I                Joint Filing Agreement dated
                         October 7, 1996

                                      SCHEDULE I


                         SINGAPORE TELECOMMUNICATIONS LIMITED
                            DIRECTORS & EXECUTIVE OFFICERS
                        _______________________________________




                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT           CITIZENSHIP

Mr. Koh Boon Hwee       Board Member       Singapore Telecom     Executive Chairman                Singapore
                        Chairman           31 Exeter Road        Wuthelam Holdings Pte Ltd.
                                           Comcentre             298 Tiong Bahru Road
                                           Singapore 239732      #08-00 Tiong Bahru Plaza
                                                                 Singapore 168730


Mr. Wong Hung Khim      Board Member       Singapore Telecom     Chairman                          Singapore
                        Deputy Chairman    31 Exeter Road        Singapore Bus Service (1978)
                                           Comcentre               Ltd.
                                           Singapore 239732      205 Braddell Road
                                                                 Singapore 579701


BG Lee Hsien Yang       Board Member       Singapore Telecom     President & CEO                   Singapore
                        President & CEO    31 Exeter Road        Singapore Telecom
                                           Comcentre             31 Exeter Road
                                           Singapore 239732      Comcentre
                                                                 Singapore 239732


Dr. Hong Hai            Board Member       Singapore Telecom     President & CEO                   Singapore
                                           31 Exeter Road        Haw Par Brothers
                                           Comcentre               International Ltd.
                                           Singapore 239732      180 Clemenceau Avenue
                                                                 #08-00 Haw Par Glass Tower
                                                                 Singapore 239722


                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT             CITIZENSHIP
Mr. Liew Heng San       Board Member       Singapore Telecom     Deputy Secretary                  Singapore
                                           31 Exeter Road          (Communications)
                                           Comcentre             Ministry of Communications
                                           Singapore 239732      #39-00 PSA Building
                                                                 460 Alexandra Road
                                                                 Singapore 119963


Mr. Lim Ho Kee          Board Member       Singapore Telecom     Executive Vice President          Singapore
                                           31 Exeter Road          & CEO
                                           Comcentre             (East Asia)
                                           Singapore 239732      Union Bank of Switzerland
                                                                 80 Raffles Place
                                                                 #36-00 UOB Plaza 1
                                                                 Singapore 048624


Mr. Quek Poh Huat       Board Member       Singapore Telecom     President                         Singapore
                                           31 Exeter Road        Temasek Holdings Pte Ltd.
                                           Comcentre             8 Shenton Way
                                           Singapore 239732      #38-03 Treasury Building
                                                                 Singapore 068811

Mr. Quek Tong Boon      Board Member       Singapore Telecom     Director                          Singapore
                                           31 Exeter Road        Defence Materiels
                                           Comcentre               Organization
                                           Singapore 239732      Ministry of Defence
                                                                 18th Storey, Tower A
                                                                 Defence Technology Towers
                                                                 Depot Road
                                                                 Singapore 109676


                                                                             3

                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT             CITIZENSHIP
Mr. Keith Tay Ah Kee    Board Member       Singapore Telecom     Asia Quest Associates             Singapore
                                           31 Exeter Road          Pte Ltd.
                                           Comcentre             30 Robinson Road
                                           Singapore 239732      #03-02A Robinson Towers
                                                                 Singapore 048546


Mrs. Yu-Foo Yee Shoon   Board Member       Singapore Telecom     Assistant Secretary               Singapore
                                           31 Exeter Road          General
                                           Comcentre             National Trades Union
                                           Singapore 239732        Congress
                                                                 Trade Union House
                                                                 Shenton Way
                                                                 Singapore 068810


Mr. Lim Toon            Executive Vice     Singapore Telecom     Executive Vice President          Singapore
                        President          31 Exeter Road        (International Network)
                        (International     Comcentre             31 Exeter Road
                        Network)           Singapore 239732      Comcentre
                                                                 Singapore 239732


Mr. Raphael Leong       Executive Vice     Singapore Telecom     Executive Vice President          Singapore
Sai Mooi                President          31 Exeter Road        (Local Services)
                        (Local Services)   Comcentre             Singapore Telecom
                                           Singapore 239732      31 Exeter Road
                                                                 Comcentre
                                                                 Singapore 239732


                                                                             4

                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT             CITIZENSHIP
Ms. Chua Sock Koong     Senior Vice        Singapore Telecom     Senior Vice President             Singapore
                        President          31 Exeter Road        (Corporate Affairs
                        (Corporate         Comcentre               & Finance)
                        Affairs            Singapore 239732      Singapore Telecom
                        & Finance)                               31 Exeter Road
                                                                 Comcentre
                                                                 Singapore 239732


                                        SCHEDULE II

                              TEMASEK HOLDINGS (PRIVATE) LIMITED
                                DIRECTORS & EXECUTIVE OFFICERS


                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT             CITIZENSHIP
Mr. S. Dhanabalan       Board Chairman     Temasek Holdings      Senior Adviser                    Singapore
                                           Pte Ltd.              Nuri Holdings (S) Pte Ltd.
                                           8 Shenton Way         4 Shenton Way #10-07/12
                                           #38-03 Treasury Bldg  Shingkwan House
                                           Singapore 068811      Singapore 068807












Mr. Ngiam Tong Dow      Deputy Board       Temasek Holdings      Permanent Secretary               Singapore
                        Chairman           Pte Ltd.              Ministry of Finance,
                        (ex-officio)       8 Shenton Way         Revenue/Budget Divisions
                                           #38-03 Treasury Bldg  8 Shenton Way #43-00
                                           Singapore 068811      Treasury Bldg
                                                                 Singapore 068811



                                                                              6

                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT             CITIZENSHIP
Dr. Andrew Chew         Board Member       Temasek Holdings      Chairman                          Singapore
Guan Khuan                                 Pte Ltd.              Central Provident Fund
                                           8 Shenton Way         Board
                                           #38-03 Treasury Bldg  #41-00 CPF Building
                                           Singapore 068811      79 Robinson Road
                                                                 Singapore 068897


Mr. Fock Siew Wah       Board Member       Temasek Holdings      Chairman                          Singapore
                                           Pte Ltd.              Land Transport Authority
                                           8 Shenton Way         460 Alexandra Road
                                           #38-03 Treasury Bldg  #28-00 PSA Building
                                           Singapore 068811      Singapore 119963


Mr. Lim Siong Guan      Board Member       Temasek Holdings      Permanent Secretary               Singapore
                                           Pte Ltd.              Public Service Division
                                           8 Shenton Way         8 Shenton Way
                                           #38-03 Treasury Bldg  #47-01 Treasury Building
                                           Singapore 068811      Singapore 068811



                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT             CITIZENSHIP
Mr. Peter Chen Min      Board Member       Temasek Holdings      Non-Executive Director            Singapore
Liang                                      Pte Ltd.              Temasek Holdings Pte Ltd.
                                           8 Shenton Way         8 Shenton Way
                                           #38-03 Treasury Bldg  #38-03 Treasury Bldg
                                           Singapore 068811      Singapore 068811


Mr. Quek Poh Huat       President          Temasek Holdings      President                         Singapore
                                           Pte Ltd.              Temasek Holdings Pte Ltd.
                                           8 Shenton Way         8 Shenton Way
                                           #38-03 Treasury Bldg  #38-03 Treasury Bldg
                                           Singapore 068811      Singapore 068811


Mr. Quek Chee Hoon      Executive Vice     Temasek Holdings      Executive Vice President          Singapore
                        President          Pte Ltd.              Temasek Holdings Pte Ltd.
                                           8 Shenton Way         8 Shenton Way
                                           #38-03 Treasury Bldg  #38-03 Treasury Building
                                           Singapore 068811      Singapore 068811


                                                                             8

                                                                 PRESENT PRINCIPAL
NAME                    POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT             CITIZENSHIP
Mrs. Ng Kin Meng        Company            Temasek Holdings      Company Secretary/                Singapore
                        Secretary/         Pte Ltd.              Senior Vice President
                        Senior Vice        8 Shenton Way         Temasek Holdings Pte Ltd.
                        President          #38-03 Treasury Bldg  8 Shenton Way
                                           Singapore 068811      #38-03 Treasury Bldg
                                                                 Singapore 068811



